☐ Pruco Life Insurance Company
☐ Pruco Life Insurance Company of New Jersey

Insured     Rider for Policy No.

TERMINATION OF BENEFIT

We agree that the benefit
, will end as of . Then all references in this contract to that benefit will no longer apply. The premium for that benefit will not be payable on or after that date.

Rider attached to and made a part of this contract
Signed for the Company
By: /s/ Isabelle L. Kirchner
Secretary

Date:              Attest:
PLIY 24-82